Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001
T 202.778.6400 F 202.778.6460
schiffhardin.com

Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

November 13, 2020

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: T. Buchmiller, Attorney

Re:	GBS Inc.
Registration Statement on Form S-1
Filed October 20, 2020
File No. 333-232557

Dear Mr. Buchmiller:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 23, 2020 with respect to the Company’s Registration Statement on Form S-1/A (the “Original Filing”), submitted on October 20, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 8 to Registration Statement on Form S-1 Exhibits

1. Please file a legality opinion that opines on the Units being offered. Please note that a binding obligation opinion is appropriate for the legality of the Units. For guidance, see Section II.B.1.h of Staff Legal Bulletin No. 19.

Response: The Schiff Hardin LLP opinion has been revised to address the comment above and filed as Exhibit 5.1 to the Amended Filing.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev